Exhibit 99.1
Director Equity Bonus to Dr. Javaid I. Sheikh

Liska biometry [LOGO]

December 21, 2004

Dr. Javaid I. Sheikh
988-St. Jospeh Avenue
Los Altos, CA 94024
U.S.A.

         RE:      Director Equity Bonus

Dear Javaid,

      Liska Biometry, Inc. is delighted to notify you that for services previously rendered, in recognition of excellent work and dedication to Liska Biometry, Inc., we are hereby granting you a Director Bonus in the form of equity in the amount of 15,000 shares of common stock. Please be advised that said shares will be registered pursuant to Form S-8. We recognize and acknowledge that your services were not, in any way, in connection with the sale of securities in a capital-raising transaction, nor were they directly or indirectly in connection with promoting or maintaining a market for Liska's securities. Thank you for your recognized contributions to this organization.

Sincerely,

Liska Biometry, Inc.